                                                                    Exhibit 99.1

                                       FOR:     BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

        BE SEMICONDUCTOR INDUSTRIES REPORTS 2003 SECOND QUARTER RESULTS
      * Net sales up 15% and bookings up 32% over first quarter of 2003 *
           *Net loss of E 1.6 million or E 0.05 per share versus E 3.0 million or E 0.10 per share in first quarter of 2003 *
       * Book-to-bill ratio of 0.92 versus 0.80 in first quarter of 2003 *


Drunen, the Netherlands, July 22, 2003, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the second quarter of 2003.

Net sales for the second quarter of 2003 were E 23.7 million, an increase of 14.5% from E 20.7 million for the first quarter of 2003 and an increase of 23.4% as compared to net sales of E 19.2 million for the second quarter of 2002. Net loss for the second quarter of 2003 was E 1.6 million, or E 0.05 per share, versus a net loss of E 3.0 million, or E 0.10 per share, for the first quarter of 2003 and a net loss of E 2.1 million, or E 0.07 per share, for the second quarter of 2002.

Net bookings for the quarter ended June 30, 2003 were E 21.8 million, an increase of 32.1% as compared to the first quarter of 2003. Backlog decreased by 5.0% to E 36.3 million at June 30, 2003 from E 38.2 million at March 31, 2003. The book-to-bill ratio stood at 0.92 in the second quarter of 2003 as compared to 0.80 in the first quarter of 2003 and 1.41 in the second quarter of 2002.

Gross margin for the second quarter of 2003 was 33.5%, compared to 30.0% in the first quarter of 2003 and 31.2% in the second quarter of 2002. The increase in gross margin for the second quarter of 2003 as compared to the first quarter was mainly due to an increase in gross margins realized from the sale of packaging equipment.

At June 30, 2003, cash totaled E 109.3 million as compared to E 119.9 million at December 31, 2002, a decrease of E 10.6 million, primarily due to E 6.7 million in capital expenditures mainly for the construction and completion of an 80,000 square foot facility in Duiven, the Netherlands to consolidate part of Besi's Dutch operations and a new plant in China for tooling manufacturing and E 1.1 million related to the retirement of long-term debt and repurchase of ordinary shares.

For the six months ended June 30, 2003, net sales were E 44.4 million, up 32.1% as compared to net sales of E 33.6 million for the six months ended June 30, 2002. Net loss for the six months ended June 30, 2003 was E 4.6 million, or E
0.15 per share, compared to a net loss of E 6.2 million, or E 0.19 per share, for the six months ended June 30, 2002.

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "We made good progress in the second quarter of 2003 with improved net sales and operating results as compared to the first quarter of 2003. Our net loss decreased by approximately 50% in comparison to the first quarter of 2003 due to increased sales, higher packaging equipment gross margins and lower operating expenses related to careful expense management. Furthermore, we are encouraged that our bookings in the second quarter of 2003 increased by 32.1% as compared to the previous quarter, reflecting increased customer demand. However, we have still not seen a consistent pattern of growth in customer orders to date."

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of future revenues, expenses and operating results. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss these results will be held today at 4:00 PM Dutch time (3:00 PM London time, 10:00 AM NY time). Interested participants may call
(31) 20 531 5871 for the teleconference.

CONTACTS:

Richard W. Blickman                       Cor te Hennepe
President & CEO                           Director of Finance
Tel. (31) 416 384345                      Tel. (31) 416 384345

                               (tables to follow)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (Euro in thousands, except share and per share data)
                                    (unaudited)

                                                                 THREE MONTHS                       SIX MONTHS
                                                                 ENDED JUNE 30,                    ENDED JUNE 30,
                                                       ----------------------------      ----------------------------
                                                             2002             2003             2002             2003
                                                             Euro             EURO             Euro             EURO

Net sales                                                   19,178           23,729           33,630           44,449
Cost of sales                                               13,192           15,777           24,234           30,276
                                                       -----------      -----------      -----------      -----------
Gross profit                                                 5,986            7,952            9,396           14,173

Selling, general and administrative                          6,521            6,473           12,796           12,973
  expenses
Research and development expenses                            2,833            3,336            5,889            6,971
Amortization of intangible assets                              650              630            1,306            1,265
                                                       -----------      -----------      -----------      -----------
Total operating expenses                                    10,004           10,439           19,991           21,209

Operating loss                                              (4,018)          (2,487)         (10,595)          (7,036)
Interest income, net                                           844              629            1,783            1,408
                                                       -----------      -----------      -----------      -----------
Loss before taxes and minority interest                     (3,174)          (1,858)          (8,812)          (5,628)
Income tax benefit                                          (1,076)            (280)          (2,653)          (1,034)
                                                       -----------      -----------      -----------      -----------
Loss before minority interest                               (2,098)          (1,578)          (6,159)          (4,594)

Minority interest                                               --                4               --                9
                                                       -----------      -----------      -----------      -----------
Net loss                                                    (2,098)          (1,574)          (6,159)          (4,585)
                                                       ===========      ===========      ===========      ===========
Loss per share - basic and diluted                           (0.07)           (0.05)           (0.19)           (0.15)

Weighted number of shares - basic                       31,794,675       30,794,660       31,794,675       30,833,018
Weighted number of shares - diluted                     31,794,675       30,794,660       31,794,675       30,833,018
                                                       ===========      ===========      ===========      ===========

     The financial information has been prepared in accordance with US GAAP.


                                    (tables to follow)

                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

                                                  December 31, 2002      JUNE 30, 2003
                                                                          (UNAUDITED)
ASSETS

Cash and cash equivalents                               119,866              109,341
Accounts receivable                                      28,238               24,396
Inventories                                              33,424               31,758
Other current assets                                      7,687                7,816
                                                        -------              -------

TOTAL CURRENT ASSETS                                    189,215              173,311


Property, plant and equipment                            23,103               27,752
Goodwill                                                 14,690               13,723
Patents and trademarks                                   17,036               15,414
Other non-current assets                                    954                  852
                                                        -------              -------

TOTAL ASSETS                                            244,998              231,052
                                                        =======              =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
 and capital leases                                       1,228                  908
Accounts payable                                         13,103                8,893
Accrued liabilities                                      17,272               15,357
                                                        -------              -------

TOTAL CURRENT LIABILITIES                                31,603               25,158

Long-term debt and capital leases                         7,812                7,388
Deferred gain on sale and lease back                      1,012                  969
Deferred tax liabilities                                  4,039                3,698
                                                        -------              -------

TOTAL NON-CURRENT LIABILITIES                            12,863               12,055

MINORITY INTEREST                                            44                   31

TOTAL SHAREHOLDERS' EQUITY                              200,488              193,808
                                                        -------              -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              244,998              231,052
                                                        =======              =======

     The financial information has been prepared in accordance with US GAAP.


                                (table to follow)

                        CONSOLIDATED CASH FLOW STATEMENTS
                               (Euro in thousands)

                                                   SIX MONTHS ENDED
                                                        JUNE 30,
                                                      (UNAUDITED)
                                                  2002          2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                        (6,159)       (4,585)

Depreciation and amortization                    3,411         3,031
Deferred income tax benefits                    (2,820)         (348)
Other non-cash items                             1,381         1,254

Changes in working capital                        (534)          (87)
                                              --------      --------

Net cash used in operating activities           (4,721)         (735)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                            (1,727)       (6,749)
Proceeds from sale of equipment                  6,539            67
Acquisition of subsidiaries, net of cash
acquired                                       (10,496)           --
                                              --------      --------

Net cash used in investing activities           (5,684)       (6,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt and capital leases               (858)         (757)
Net proceeds from (payments of) advances
  from customers                                   670        (1,009)
Payments of bank line of credit                 (1,323)           --
Purchase of own shares                              --          (347)
                                              --------      --------

Net cash used in financing activities           (1,511)       (2,113)

Net decrease in cash and cash equivalents      (11,916)       (9,530)
Effect of changes in exchange rates on
  cash and cash equivalents                     (1,171)         (995)
Cash and cash equivalents at beginning of
  the period                                   141,506       119,866
                                              --------      --------

Cash and cash equivalents at end of the
   period                                      128,419       109,341
                                              ========      ========

     The financial information has been prepared in accordance with US GAAP.


                                     # # #

BIJLAGE BIJ ENGELSTALIG PERSBERICHT


                                                BE Semiconductor Industries N.V.
                                                Marconilaan 4
                                                5151 DR  Drunen



    BE SEMICONDUCTOR INDUSTRIES RAPPORTEERT TWEEDE KWARTAALRESULTAAT 2003
          * Omzet stijgt met 15% en orders stijgen met 32% vergeleken met het eerste kwartaal 2003 *
      * Netto verlies E 1.6 mio, oftewel E 0.05 per aandeel, vergeleken met
      E 3.0 mio, oftewel E 0.10 per aandeel in het eerste kwartaal 2003 *
    * "Book-to-bill" ratio 0.92 vergeleken met 0.80 in het eerste kwartaal *

Drunen, 22 juli 2003 - BE Semiconductor Industries N.V. ("Besi"), een vooraanstaand producent van productiesystemen voor de assemblage van halfgeleiders, heeft vandaag haar tweede kwartaalresultaten 2003 bekend gemaakt.

Besi heeft in het tweede kwartaal 2003 een omzet behaald van E 23.7 mio, een stijging van 14.5% ten opzichte van een omzet van E 20.7 mio in het eerste kwartaal 2003 en een stijging van 23.4% ten opzichte van E 19.2 mio in het tweede kwartaal 2002. Het verlies in het tweede kwartaal van 2003 bedroeg E 1.6 mio, oftewel E 0.05 per aandeel, vergeleken met een verlies van E 3.0 mio, oftewel E 0.10 per aandeel, in het eerste kwartaal 2003 en een verlies van E 2.1 mio, oftewel E 0.07 per aandeel, in het tweede kwartaal van 2002.

In het tweede kwartaal 2003 heeft Besi E 21.8 mio aan orders geboekt, een stijging van 32.1% ten opzichte van de orderbinnenkomst in het eerste kwartaal 2003. De orderportefeuille per 30 juni 2003 is afgenomen met 5.0% tot E 36.3 mio, vergeleken met E 38.2 mio per 31 maart 2003. De "book-to-bill" ratio was
0.92 in het tweede kwartaal 2003, vergeleken met 0.80 in het eerste kwartaal 2003 en 1.41 in het tweede kwartaal 2002.

De brutomarge in het tweede kwartaal 2003 was 33.5% ten opzichte van een brutomarge van 30.0% in het eerste kwartaal 2003 en 31.2% in het tweede kwartaal 2002. De stijging van de brutomarge in het tweede kwartaal 2003 ten opzichte van het eerste kwartaal was te danken aan hogere brutomarges gerealiseerd met de verkoop van verpakkingssystemen.

Per 30 juni 2003 bedroeg de kaspositie E 109.3 mio vergeleken met E 119.9 mio per 31 december 2002, een afname van E 10.6 mio. Deze afname is hoofdzakelijk het gevolg van E 6.7 mio aan investeringen met name in de aanbouw van een 7.500 m2 productiefaciliteit in Duiven teneinde een deel van Besi's activiteiten in Nederland samen te voegen, alsmede een nieuwe faciliteit voor tooling productie in China en E 1.1 mio voor aflossingen op langlopende schulden en inkoop van eigen aandelen.

De omzet in het eerste halfjaar 2003 bedroeg E 44.4 mio, een stijging van 32.1% vergeleken met een omzet van E 33.6 mio in het eerste halfjaar 2002. Het verlies in het eerste halfjaar 2003 bedroeg E 4.6 mio, oftewel E 0.15 per aandeel, vergeleken met een verlies van E 6.2 mio, oftewel E 0.19 per aandeel, in het eerste halfjaar 2002.

Naar aanleiding van de resultaten over het tweede kwartaal 2003 lichtte Richard Blickman, President en Chief Executive Officer toe: "Besi heeft in het tweede kwartaal van 2003 een verbetering van de netto omzet en operationele resultaten gerealiseerd ten opzichte van het eerste kwartaal 2003. Ons netto verlies is met ongeveer 50% gedaald vergeleken met het eerste kwartaal 2003, dankzij een gestegen omzet, hogere brutomarges en lagere operationele kosten door strikte kostenbeheersing. Daarnaast zijn we positief gestemd over de stijging van de orderbinnenkomst met 32.1% dit kwartaal ten opzichte van het vorige kwartaal. Tot nu toe hebben we echter nog geen regelmatige trend gezien in orderbinnenkomst."

BE Semiconductor Industries N.V. ontwerpt, ontwikkelt, produceert, verkoopt, installeert en onderhoudt chip sorteer systemen, automatische flip chip die attach bonding systemen, molding systemen, trim en form integratie systemen, singulation systemen en plating systemen waarmee halfgeleiders worden bewerkt. De belangrijkste klanten zijn met name vooraanstaande Amerikaanse, Europese, Aziatische, Koreaanse en Japanse halfgeleider producenten en subcontractors.

CONTACTPERSONEN:
Richard Blickman                          Cor te Hennepe
President & CEO                           Director of Finance
Tel. 0416-384345                          Tel. 0416-384345


                                      # # #